Exhibit 99.7

The Instructions accompanying this Letter of Transmittal and Election Form should be read carefully before this Letter of Transmittal and Election Form is completed. The Depositary or your broker or other financial advisor will assist you in completing this Letter of Transmittal and Election Form.

THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR DEPOSITING YOUR SHARES IN CONNECTION WITH A PROPOSED PLAN OF ARRANGEMENT INVOLVING MAG SILVER CORP. AND PAN AMERICAN SILVER CORP.

THIS LETTER OF TRANSMITTAL AND ELECTION FORM PERMITS YOU TO MAKE AN ELECTION AS TO THE FORM OF CONSIDERATION TO BE RECEIVED BY YOU IN CONNECTION WITH THE TRANSACTION DESCRIBED IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL AND ELECTION FORM ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. IN PARTICULAR, IF THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS NOT RECEIVED BY THE DEPOSITARY BY THE ELECTION DEADLINE (AS DEFINED BELOW), YOU WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE SHARE CONSIDERATION (AS DEFINED BELOW).

IN THE EVENT THE CANADIAN UNION OF POSTAL WORKERS ENTERS INTO A LEGAL STRIKE POSITION OR TAKES ANY OTHER ACTION THAT COULD RESULT IN THE DISRUPTION OR DELAY OF THE MAIL SERVICE OF CANADA POST CORPORATION (ANY SUCH EVENT, A “CANADA POST DISRUPTION”) OR ANOTHER POSTAL DISRUPTION IS ONGOING AT THE TIME A REGISTERED SHAREHOLDER OF MAG SILVER CORP. COMPLETES AND RETURNS THEIR LETTER OF TRANSMITTAL, MAG SILVER CORP. RECOMMENDS THAT SUCH REGISTERED SHAREHOLDER OF MAG SILVER CORP. DEPOSITS WITH THE DEPOSITARY THE CERTIFICATE(S) REPRESENTING THEIR COMMON SHARES, TOGETHER WITH THIS LETTER OF TRANSMITTAL AND OTHER REQUIRED DOCUMENTS, AS APPLICABLE, EITHER: (I) BY HAND AND OBTAIN RECEIPT THEREFOR; OR (II) BY COURIER (OTHER THAN CANADA POST CORPORATION), AND OBTAIN THE APPROPRIATE INSURANCE THEREFOR, TO ENSURE SUCH DEPOSIT IS NOT DELAYED BY SUCH CANADA POST DISRUPTION.

THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE BY REGISTERED SHAREHOLDERS OF MAG SILVER CORP. ONLY. SHAREHOLDERS OF MAG SILVER CORP. WHOSE COMMON SHARES ARE REGISTERED IN THE NAME OF AN INTERMEDIARY (SUCH AS A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER INTERMEDIARY) SHOULD NOT USE THIS LETTER OF TRANSMITTAL AND ELECTION FORM BUT RATHER SHOULD CONTACT THAT INTERMEDIARY FOR INSTRUCTIONS AND ASSISTANCE IN DEPOSITING THOSE COMMON SHARES IN ACCORDANCE WITH THE TERMS OF THE ARRANGEMENT (AS DEFINED BELOW).

THIS LETTER OF TRANSMITTAL AND ELECTION FORM MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY IN ORDER TO DEPOSIT YOUR SHARES IN CONNECTION WITH THE PROPOSED PLAN OF ARRANGEMENT. NOTHING CONTAINED IN THIS LETTER OF TRANSMITTAL AND ELECTION FORM CONSTITUTES, OR IS INTENDED TO CONSTITUTE, AN OFFER OF SECURITIES TO THE PUBLIC OR AN ADVERTISEMENT IN RELATION TO AN OFFER OF SECURITIES TO THE PUBLIC IN ANY JURISDICTION.

LETTER OF TRANSMITTAL AND ELECTION FORM

to accompany certificates

for common shares of

MAG SILVER CORP.

This Letter of Transmittal and Election Form, properly completed and duly executed by a registered holder of common shares (“Common Shares”) of MAG Silver Corp. (“MAG”), together with all other required documents, must accompany certificates representing Common Shares deposited in connection with the proposed arrangement (the “Arrangement”) involving MAG and Pan American Silver Corp. (“Pan American”), that is being submitted for approval at the special meeting of shareholders of MAG (“Shareholders”) to be held on July 10, 2025, as may be adjourned or postponed (the “Meeting”) as described in a management information circular dated June 6, 2025 (the “Circular”). Capitalized terms used but not defined in this Letter of Transmittal and Election Form have the meanings set out in the Circular.

Under the terms of the arrangement agreement between MAG and Pan American dated May 11, 2025 as amended on May 30, 2025 and June 6, 2025 (the “Arrangement Agreement”), each holder of Common Shares (other than a Dissenting Shareholder) will have the option to elect to receive consideration per Common Share of: (i) US$20.54 in cash (the “Cash Consideration”) or (ii) US$0.0001 in cash and 0.755 of a common share in the authorized share structure of Pan American (the “Share Consideration” and, together with the Cash Consideration, the “Consideration”), in each case subject to proration such that the aggregate Consideration paid to all Shareholders consists of US$500 million in cash and that the remaining Consideration is paid in common shares of Pan American (“Pan American Shares”).

Even if you elect to receive the Cash Consideration or the Share Consideration, it is most likely that your election will be prorated and you will receive some amount of the other form of Consideration. Shareholders who do not make a valid election pursuant to this Letter of Transmittal and Election Form – by properly completing and duly executing this Letter of Transmittal and Election Form and submitting it to the Depositary, along with the certificate(s) representing their Common Shares, together with all other documents required by the Depositary, such that it is received prior to the Election Deadline – will be deemed to have elected to receive the Share Consideration.

References to the “Election Deadline” in this Letter of Transmittal and Election Form shall mean 2:00 p.m. (Vancouver time) on the date that is mutually agreed between the parties, acting reasonably, and announced by MAG by way of a news release, which date shall be proximate to, but no less than five (5) Business Days prior to, the Effective Date, in accordance with the terms of the Arrangement.

The election available to you in respect of the Consideration you wish to receive under the Arrangement is complex and involves an investment decision and tax consequences. You should consult with your investment and tax advisors prior to making your election. Even if you elect to receive the Cash Consideration or the Share Consideration, it is most likely that your election will be prorated and you will receive some amount of the other form of Consideration.

No fractional Pan American Shares will be issued, nor will any cash Consideration that includes a fraction of a cent be paid, to any Shareholder in connection with the Arrangement. The number of Pan American Shares to be issued to any Shareholder will be rounded up or down to the nearest whole Pan American Share and no cash Consideration shall be paid in lieu of the issuance of a fractional Pan American Share. Any cash Consideration to be paid in accordance with the Arrangement will be rounded up to the nearest whole cent. Shareholders should refer to the full text of the plan of arrangement (the “Plan of Arrangement”), which is appended to the Circular as Appendix B.

In order to receive Consideration under the Arrangement, Shareholders are required to deposit any certificate(s) representing the Common Shares held by them with the Depositary.

Where Common Shares are evidenced only by a direct registration system (“DRS”) advice, there is no requirement to deposit such DRS advice with the Depositary or to obtain a share certificate for such Common Shares. Only a properly completed and duly executed copy of this Letter of Transmittal is required to be delivered to the Depositary in order to surrender those Common Shares under the Arrangement, provided this Letter of Transmittal is completed with sufficient information to correctly identify the Shareholder based on the applicable DRS advice(s).

This Letter of Transmittal and Election Form, properly completed and duly executed, together with all other required documents, must accompany all certificates for Common Shares (if any) deposited in exchange for the applicable Consideration pursuant to the Arrangement. If you are a U.S. Person (as defined in Instruction 7, “IRS W-9 – U.S. Shareholders”), you must also complete the IRS Form W-9 set forth on page 10 (see Instruction 7, “IRS Form W-9 – U.S. Shareholders”).

For your election to be effective, this Letter of Transmittal and Election Form, properly completed and duly executed, and accompanied by the certificates representing your Common Shares (if any), together with all other documents required by the Depositary, must be received by the Depositary by the Election Deadline at one of the addresses specified on the back page of this Letter of Transmittal and Election Form. If the Depositary does not receive the required documentation by the Election Deadline you will be deemed to have elected to receive the Share Consideration. Shareholders who are Eligible Holders and who receive Pan American Shares pursuant to the Arrangement may elect pursuant to section 85 of the Income Tax Act (the “Tax Act”) (and any corresponding provisions of any applicable provincial tax legislation) to defer some or all of the capital gain they would otherwise realize on the exchange of Common Shares. Please refer to the Circular for details and Box G of this Letter of Transmittal and Election Form.

Cash Consideration will be received by registered Shareholders in United States dollars in accordance with the terms of the Arrangement Agreement unless you complete Box C herein and elect to receive Canadian dollars. Shareholders electing to receive the Share Consideration who wish to receive cash amounts in Canadian dollars, in the event that their election is prorated and they receive some amount of cash, should exercise their currency exchange option in this Letter of Transmittal and Election Form by completing Box C.

As of the date that the Arrangement becomes effective (the “Effective Date”), you will cease to be a shareholder of MAG and will only be entitled to receive the appropriate number of Pan American Shares and/or cash to which you are entitled under the Arrangement upon delivery of all required documents to the Depositary.

TO:	MAG SILVER CORP.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. at its offices set out herein.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal and Election Form. Delivery of this Letter of Transmittal and Election Form to an address other than as set forth herein will not constitute valid delivery. If Common Shares are registered in different names, a separate Letter of Transmittal and Election Form must be submitted for each different registered owner. See Instruction 2.

The Depositary, or your broker or other financial advisor, can assist you in completing this Letter of Transmittal and Election Form (see the back page of this document for addresses and telephone numbers of the Depositary). Persons whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact such registered holder for assistance.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned delivers to you the enclosed certificate(s) for Common Shares. The following are the details of any DRS advice(s) and any enclosed certificate(s) and in respect of the Common Shares being deposited hereby (the “Deposited Shares”):

Certificate Number(s) or Holder Account Number (HID)	Name(s) of Registered Holders (Please fill in the name exactly as it appears on the certificate(s) or DRS advice(s))	Number of Common Shares Represented by this certificate or DRS advice

Election of Consideration

For each Common Share you hold, you may elect to receive either the Cash Consideration or Share Consideration, subject to proration such that the aggregate Consideration paid to all Shareholders consists of US$500 million in cash and that the remaining Consideration is paid in Pan American Shares. Please indicate below the number of your Common Shares for which you elect to receive Cash Consideration and the number of your Common Shares for which you elect to receive Share Consideration, under the terms of the Arrangement:

Number of Common Shares for which Cash Consideration is elected
Number of Common Shares for which Share Consideration is elected
Total

In exchange for any Common Shares for which no election is made or no valid election is made, or for which an election is made after the Election Deadline, Shareholders will be deemed to have elected to receive the Share Consideration. Even if you elect (or are deemed to elect) to receive the Cash Consideration or the Share Consideration, it is most likely that your election (or deemed election) will be prorated and you will receive some amount of the other form of Consideration. No payment of any Consideration will be made prior to the Effective Time.

The undersigned transmits herewith the certificate(s), as applicable, described above for cancellation upon the Arrangement becoming effective. The undersigned acknowledges receipt of the Circular and represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Deposited Shares and at 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as agreed to by MAG and Pan American in writing (the “Effective Time”), Pan American will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following:

IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED upon the terms and subject to the conditions set forth in the Circular and in this Letter of Transmittal and Election Form, at the Effective Time the undersigned hereby surrenders to Pan American all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as and from the Effective Time (except for those distributions and payments under the Arrangement), as well as the right of the undersigned to receive any and all distributions shall have been assigned to Pan American in exchange for the Consideration for each Deposited Share, subject to rounding as discussed above and in the Circular.

The undersigned acknowledges receipt of the Circular and represents and warrants that:

(i)	the undersigned is, and will immediately prior to the Effective Time be, the registered holder of the Deposited Shares and owns all rights and benefits arising from the Deposited Shares;

(ii)	at the Effective Time, Pan American will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the Plan of Arrangement;

(iii)	the undersigned has full power and good and sufficient authority to execute and deliver this Letter of Transmittal and Election Form and to deposit, sell, assign and transfer the Deposited Shares;

(iv)	when the aggregate Consideration to which the undersigned is entitled pursuant to the Plan of Arrangement, less any applicable withholdings, is paid, none of MAG, Pan American or any affiliate or successor of such persons will be subject to any adverse claim in respect of the Deposited Shares;

(v)	all information inserted by the undersigned into this Letter of Transmittal and Election Form is true, accurate and complete; and

(vi)	the undersigned will not, prior to the Effective Time, transfer or permit to be transferred any Deposited Shares.

From and after the Effective Time, the undersigned irrevocably constitutes and appoints the Depositary and each an officer of Pan American, and any other person designated by Pan American in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares on the registers of MAG; and (b) execute and negotiate any cheques or other instruments representing any distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares other than as set out in this Letter of Transmittal and Election Form and in any proxy granted for use at the Meeting. Other than in connection with the Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares, unless the Deposited Shares are not taken up and paid for in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be reasonably necessary to convey the Deposited Shares and distributions effectively to Pan American.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal and Election Form shall survive the death, legal incapacity, bankruptcy or insolvency of the undersigned and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs Pan American and the Depositary, upon the Arrangement becoming effective, to mail any cheque representing cash Consideration by first class mail, postage prepaid, or to hold such cheque for pick-up, in accordance with the instructions given below or, if no instructions are given, to mail such cheque by first class mail, postage prepaid, in the name and to the address if any, of the undersigned as appears on the share register maintained by MAG. The undersigned authorizes and directs Computershare Investor Services Inc., upon the Arrangement becoming effective, to issue a DRS advice for any Pan American Shares to which the undersigned is entitled pursuant to the Arrangement and to mail any such advice by first class mail, postage prepaid, or to hold such advice for pick-up, in accordance with the instructions given below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by MAG. In the event that a DRS advice is not available, a Pan American Share certificate will be delivered to the undersigned in the same manner as a DRS advice, as described above. Should the Arrangement not proceed for any reason, the deposited certificates and DRS advices representing Common Shares and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

It is understood that under no circumstances will interest accrue or be paid on the Consideration payable in respect of the Deposited Shares in connection with the Arrangement.

By reason of the use by the undersigned of an English language Letter of Transmittal and Election Form, the undersigned and each of the Depositary, MAG and Pan American shall be deemed to have required that any contract in connection with the delivery of the Deposited Shares pursuant to the Arrangement through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A

ENTITLEMENT DELIVERY

All cash and share entitlement payments (as applicable) will be issued and mailed to your existing registration unless otherwise stated. If you would like your cash or shares dispatched to a different address, please complete BOX B.

☐  MAIL CHEQUE/SHARES TO ADDRESS ON RECORD (DEFAULT)

☐  MAIL CHEQUE/SHARES TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)

☐  HOLD CHEQUE AND/OR SHARES FOR PICKUP AT COMPUTERSHARE TORONTO OFFICE:

Computershare Investor Services Inc.

100 University Ave, 8th Floor,

Toronto ON

☐  DELIVER FUNDS VIA WIRE* (COMPLETE BOX F AND CHECK ANOTHER ITEM IN THIS BOX A TO INDICATE HOW YOU WOULD LIKE ANY SHARES TO BE DELIVERED)

BOX B

MAIL PAYMENT TO 3rd PARTY ADDRESS*:

☐ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)

(ATTENTION NAME)

(STREET NUMBER & NAME)

(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUSINESS HOURS)

(SOCIAL INSURANCE/SECURITY NUMBER)

* THE PAYMENT WILL REMAIN IN THE NAME OF THE REGISTRATION

BOX C

CURRENCY EXCHANGE

THE CASH CONSIDERATION UNDER THE ARRANGEMENT IS PAYABLE IN UNITED STATES DOLLARS. IF YOU WISH TO HAVE THE DEPOSITARY ASSIST WITH THE CONVERSION OF SUCH UNITED STATES DOLLAR AMOUNTS INTO CANADIAN DOLLARS, PLEASE INDICATE BY CHECKING THE BOX BELOW. ALL CASH PAYMENTS WILL BE ISSUED IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED BELOW.

☐      Convert my United States Dollars (USD) cash entitlement into Canadian dollar (CAD) and issue my cash entitlement payments(s) in Canadian dollar (CAD) subject to the terms below

Cash amounts will be denominated in United States dollars. However, a registered Shareholder can have the Depositary convert that cash amount into Canadian dollars and instead elect to receive payment in Canadian dollars by checking the appropriate box in this Letter of Transmittal and Election Form, in which case such Shareholder will have acknowledged and agreed that the exchange rate for one U.S. dollar expressed in Canadian dollars will be based on the prevailing market rate(s) available to the Depositary on the date of the currency conversion. All risks associated with the currency conversion from U.S. dollars to Canadian dollars, including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred with the currency conversion are for the registered Shareholder’s sole account and will be at such Shareholder’s sole risk and expense, and neither MAG nor Computershare Trust Company of Canada or their affiliates are responsible for any such matters.

By electing to receive payment in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by the Depositary, in its capacity as foreign exchange service provider to MAG, on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) the Depositary may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency. Failure to make an election by the ELECTION DEADLINE will result in any cash payment under the arrangement being paid in UNITED STATES dollars.

BOX D

RESIDENCY DECLARATION

ALL SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

☐ The beneficial owner of the Common Shares deposited herewith is a U.S. Shareholder.

☐ The beneficial owner of the Common Shares deposited herewith is not a U.S. Shareholder.

A “U.S. Shareholder” is any Shareholder who either (i) has a registered account address that is located within the United States or any territory or possession thereof, or (ii) is a “U.S. person” for the United States federal income tax purposes as defined in Instruction 7 below. If you are a U.S. person or acting on behalf of a U.S. person, then in order to avoid backup withholding of U.S. federal income tax you must provide a complete IRS Form W-9 (enclosed) below. If you are not a U.S. Shareholder as defined in (ii) above, but you provide an address that is located within the United States, you must complete an appropriate IRS Form W-8. A copy of the appropriate IRS Form W-8 is available from the Depositary upon request or from the IRS website (www.irs.gov).

BOX E

LOST CERTIFICATES

If your lost certificate(s) (the “Original(s)”) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact the Depositary for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

PREMIUM CALCULATION

Number of Shares X CAD $1.027 = Premium Payable $ _____________________ NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate by completing this Box E will expire on December 31, 2026. After this date, Shareholders must contact the Depositary for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless MAG Silver Corp., Pan American Silver Corp., Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD $1.027 per lost Common Share certificate is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

BOX F

WIRE PAYMENT*

*PLEASE NOTE THAT THERE IS A $100 BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST

*IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED

Please provide email address and phone number in the event that we need to contact you for corrective measures:

EMAIL ADDRESS: ____________________________________________________ PHONE NUMBER: __________________________

**Beneficiary Name(s) that appears on the account at your financial institution – this MUST be the same name and address that your shares are registered to

**Beneficiary Address (Note: PO Boxes will not be accepted)	**City	**Province/State	**Postal Code/Zip Code

**Beneficiary Bank/Financial Institution

**Bank Address	**City	**Province/State	**Postal Code/Zip Code

PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES

**Bank Account No.	Bank No. & Transit No. (Canadian Banks)	ABA/Routing No. (US Banks)

(3 digits & 5 digits)	(9 digits)

SWIFT or BIC Code	IBAN Number	Sort Code (GBP)

(11 characters – if you only have eight, put ‘XXX’ for the last three)

Additional Notes and special routing instructions:

** Mandatory fields

BOX G

TAX DEFERRAL ELECTION FOR ELIGIBLE HOLDERS

A beneficial owner of the Common Shares represented by the shares listed in this Letter of Transmittal and Election Form who is an Eligible Holder (as defined below) and receives Pan American Shares pursuant to the Arrangement may be entitled to make a joint tax election under section 85 of the Tax Act or corresponding provisions of any applicable provincial tax legislation (each one a “Section 85 Election”) with Pan American as described in the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of MAG Shares for Consideration that includes Share Consideration – With Section 85 Election” if (a) the box below is checked, (b) an email address is provided in the space below, and (c) this Letter of Transmittal and Election Form, properly completed and duly executed, is submitted to the Depositary no later than the Election Deadline. Any such Eligible Holder will receive a tax instruction letter providing instructions on how to make the Section 85 Election with Pan American by email to the email address provided below.

☐ Check this box if the beneficial owner of the Common Shares represented by the shares listed in this Letter of Transmittal and Election Form (a) is an “Eligible Holder” (as defined below) entitled to make a Section 85 Election with Pan American, and (b) may wish to make the Section 85 Election with Pan American for the Eligible Holder’s Common Shares disposed of under the Arrangement in the event that the Eligible Holder receives Pan American Shares as partial consideration for such Common Shares pursuant to a Share Consideration election (see under the heading “Election of Consideration” in this Letter of Transmittal and Election Form) or pursuant to the proration provisions.

Email address: ________________________________________________________________________________

Neither MAG, Pan American nor any successor corporation shall be responsible for the proper completion and filing of any Section 85 Election forms and, except for the obligation to sign and return any duly completed Section 85 Election forms which are received within 60 days of the Effective Date, for any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely complete and file such Section 85 Election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation). Eligible Holders are cautioned that Pan American will have no obligation, and does not intend, to make a Section 85 Election with any Eligible Holder who does not comply strictly with the procedures and timelines set out in this Letter of Transmittal and Election Form and the tax instruction letter.

An “Eligible Holder” means a beneficial owner of Common Shares immediately prior to the Effective Time (other than a Dissenting Shareholder) who is: (a) a person (other than a partnership) that is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person). An Eligible Holder can only make a Section 85 Election for a Common Share for which a Pan American Share (or part thereof) is received as partial consideration pursuant to a Share Consideration election (see above under the heading “Election of Consideration” in this Letter of Transmittal and Election Form) or pursuant to the proration provisions. No Section 85 Election can be made for a Common Share in any other circumstances.

Each Eligible Holder should consult the holder’s own tax advisor as to whether the holder should make a Section 85 Election and the procedures for doing so. It is the Eligible Holder’s responsibility to take the steps required to make a valid Section 85 Election.

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by	Dated: ____________________________________, 2025
(if required under Instruction 3)

Signature of Shareholder or authorized representative
Authorized Signature	(see Instructions 2 and 4)

Name of Guarantor (please print or type)	Signature of any joint shareholder

Address of Guarantor (please print or type)	Name of Shareholder (please print or type)

Telephone Number	Name of authorized representative (please print or type)

Name of any joint shareholder (please print or type)

Address (please print or type)

Telephone Number of Shareholder or authorized representative (please print or type)

Social Insurance Number or Taxpayer Identification Number
(please print or type)

Form **W-9**
(Rev. October 2018)
Department of the Treasury Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification:

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▸ ____________

Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.

☐ Other (see instructions) ▸ ____________

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)______

Exemption from FATCA reporting code (if any) _________

(Applies to accounts maintained outside of the U.S.)

5 Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I **Taxpayer Identification Number (TIN)**

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number

			-			-				

or

Employer identification number

		-							

Part II **Certification**

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here | **Signature of U.S. person ▸** | **Date ▸**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and
4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 2 for further information.

Note. If you are a U.S. person and a requester gives you a form other than

Form W - 9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W - 9. • Form 1099 - S (proceeds from real estate transactions) • Form 1099 - K (merchant card and third party network transactions) interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return . Payments you receive will be subject to backup withholding if : 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the Part II instructions on page 3 for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W - 9 for more information. Also see Special rules for partnerships above. What is FATCA reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W - 9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W - 9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN . If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding . If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information . Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs . If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W - 9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W - 9. a. Individual . Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note. ITIN applicant: Enter your individual name as it was entered on your Form W - 7 application, line 1 a . This should also be the same as the name you entered on the Form 1040 / 1040 A/ 1040 EZ you filed with your application . b. Sole proprietor or single - member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2. c. Partnership, LLC that is not a single - member LLC, C Corporation, or S Corporation . Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2. Definition of a U.S. person . For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; • An estate (other than a foreign estate); or • A domestic trust (as defined in Regulations section 301.7701 - 7). Special rules for partnerships . Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W - 9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W - 9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income. In the cases below, the following person must give Form W - 9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States: • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity, • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust, and • In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W - 9. Instead, use the appropriate Form W - 8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien . Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W - 9 that specifies the following five items: 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example . Article 20 of the U.S. - China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S. - China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W - 9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W - 8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax - exempt above, 1 through 13. d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2. e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701 - 2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W - 8 instead of a Form W - 9. This is the case even if the foreign person has a U.S. TIN. Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2. Line 3 Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3. Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the “Limited Liability Company” box and enter “P” in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the “Limited Liability Company” box and in the space provided enter “C” for C corporation or “S” for S corporation. If it is a single - member LLC that is a disregarded entity, do not check the “Limited Liability Company” box; instead check the first box in line 3 “Individual/sole proprietor or single - member LLC.” Line 4 Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you. Exempt payee code . Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099 - MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1 An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2 The United States or any of its agencies or instrumentalities 3 - A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4 - A foreign government or any of its political subdivisions, agencies, or instrumentalities 5 - A corporation 6 - A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7 - A futures commission merchant registered with the Commodity Futures Trading Commission 8 - A real estate investment trust 9 - An entity registered at all times during the tax year under the Investment Company Act of 1940 10 - A common trust fund operated by a bank under section 584(a) 11 - A financial institution 12 - A middleman known in the investment community as a nominee or custodian 13 - A trust exempt from tax under section 664 or described in section 4947 The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed THEN the payment is exempt for . . . IF the payment is for . . . All exempt payees except for 7 Interest and dividend payments Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Broker transactions Exempt payees 1 through 4 Barter exchange transactions and patronage dividends Generally, exempt payees 1 through 5 2 Payments over $600 required to be reported and direct sales over $5,000 1 Exempt payees 1 through 4 Payments made in settlement of payment card or third party network transactions 1 See Form 1099 - MISC, Miscellaneous Income, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099 - MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code . The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W - 9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code. A — An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B — The United States or any of its agencies or instrumentalities C — A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D — A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472 - 1(c)(1)(i) E — A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472 - 1(c)(1)(i) F — A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state G — A real estate investment trust H — A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I — A common trust fund as defined in section 584(a) J — A bank as defined in section 581 K — A broker L — A trust exempt from tax under section 664 or described in section 4947(a)(1) M — A tax exempt trust under a section 403(b) plan or section 457(g) plan Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W - 9 will mail your information returns. Line 6 Enter your city, state, and ZIP code. What Name and Number To Give the Requester Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN. If you are a single - member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note. See the chart on page 4 for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS - 5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1 - 800 - 772 - 1213. Use Form W - 7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS - 4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W - 7 and SS - 4 from the IRS by visiting IRS.gov or by calling 1 - 800 - TAX - FORM (1 - 800 - 829 - 3676). If you are asked to complete Form W - 9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60 - day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W - 8. Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W - 9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier. Signature requirements . Complete the certification as indicated in items 1 through 5 below . 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983 . You must give your correct TIN, but you do not have to sign the certification . 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983 . You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. Give name and SSN of: For this type of account: The individual The actual owner of the account or, if combined funds, the first individual on the account 1 The minor 2 The grantor - trustee 1 The actual owner 1 The owner 3 The grantor* 1. Individual 2. Two or more individuals (joint account) 3. Custodian account of a minor (Uniform Gift to Minors Act) 4. a. The usual revocable savings trust (grantor is also trustee) b. So - called trust account that is not a legal or valid trust under state law 5. Sole proprietorship or disregarded entity owned by an individual 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671 - 4(b)(2)(i)(A)) Give name and EIN of: For this type of account: The owner Legal entity 4 The corporation The organization The partnership The broker or nominee The public entity The trust 7. Disregarded entity not owned by an individual 8. A valid trust, estate, or pension trust 9. Corporation or LLC electing corporate status on Form 8832 or Form 2553 10. Association, club, religious, charitable, educational, or other tax - exempt organization 11. Partnership or multi - member LLC 12. A broker or registered nominee 13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671 - 4(b)(2)(i)(B)) 1 List first and circle the name of the person whose number you furnish . If only one person on a joint account has an SSN, that person’s number must be furnished . 2 Circle the minor’s name and furnish the minor’s SSN . 3 You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1. *Note . Grantor also must provide a Form W - 9 to trustee of trust. Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records from Identity Theft Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1 - 800 - 908 - 4490 or submit Form 14039 . For more information, see Publication 4535 , Identity Theft Prevention and Victim Assistance . Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance . You can reach TAS by calling the TAS toll - free case intake line at 1 - 877 - 777 - 4778 or TTY/TDD 1 - 800 - 829 - 4059 . Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1 - 800 - 366 - 4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1 - 877 - IDTHEFT (1 - 877 - 438 - 4338). Visit IRS.gov to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

Certificate of Awaiting Taxpayer Identification Number

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, up to 24% of all reportable payments made to me may be withheld.

Signature: ____________________________________

Date: ________________________________________

INSTRUCTIONS

1. Use of Letter of Transmittal and Election Form

Do not send Common Share certificate(s), DRS advice(s) or this Letter of Transmittal and Election Form to MAG or Pan American.

If Common Shares are forwarded separately in multiple deliveries to the Depositary, a properly completed and duly executed Letter of Transmittal and Election Form must accompany each such delivery. Manually signed copies of the Letter of Transmittal and Election Form will be accepted by the Depositary.

The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) representing Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. It is recommended that the necessary documentation be hand delivered to the Depositary at its office(s) specified on the last page of this Letter of Transmittal and Election Form, and a receipt be obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. A Shareholder whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

If the Common Shares deposited under this Letter of Transmittal are represented by a DRS advice, there is no requirement to deposit such DRS advice with the Depositary or to obtain a share certificate for such Common Shares. Only a properly completed and duly executed Letter of Transmittal is required to be delivered to the Depositary in order to surrender those Common Shares under the Arrangement, provided the Letter of Transmittal is completed with sufficient information to correctly identify the Shareholder based on the applicable DRS advice(s). If payment of the Consideration is to be made to the registered owner(s) of the Common Shares without any change whatsoever, then a signed copy of the Letter of Transmittal may be delivered to the Depositary by email at onlinedeposits@computershare.com.

2. Signatures

This Letter of Transmittal and Election Form must be filled in and signed by the holder of Common Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the Deposited Shares, such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of the certificate(s) or DRS advice(s) in respect of such Deposited Shares without any change whatsoever, and any deposited certificate(s) need not be endorsed. If such Deposited Shares are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal and Election Form.

(b)	If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Deposited Shares:

(i)	the Letter of Transmittal and Election Form must be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s) and any deposited certificate(s) must be endorsed;

(ii)	the signature(s) on such endorsement and/or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) (if any) and must be guaranteed as noted in Instruction 3 below; and

(iii)	in the event that any transfer tax or other taxes become payable by reason of the transfer of the Deposited Shares, the transferee or assignee must pay such taxes to the Depositary or must establish to the satisfaction of the Depositary that such taxes have been paid.

3. Guarantee of Signatures

If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Deposited Shares, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Signed by a Representative

If this Letter of Transmittal and Election Form is signed by a person in a representative capacity, such as (a) an executor, administrator, trustee or guardian, or (b) on behalf of a corporation, partnership, or association, then in each case such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).  Either Pan American or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a)	If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates or DRS advices for Deposited Shares, additional certificate or DRS advice numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal and Election Form should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	The Arrangement and any agreement in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

(e)	Additional copies of the Circular and this Letter of Transmittal and Election Form may be obtained from the Depositary at any of its respective offices at the addresses listed below.

(f)	All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited will be determined by Pan American in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Pan American reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Pan American reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. No deposit of Common Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on MAG, Pan American or the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give such notice. Pan American’s interpretation of the terms and conditions of the Plan of Arrangement, the Circular and this Letter of Transmittal and Election Form will be final and binding.

(g)	All representations and warranties made by the Shareholder in this Letter of Transmittal and Election Form will survive the Effective Time.

(h)	This Letter of Transmittal and Election Form shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(i)	Before completing this Letter of Transmittal and Election Form, you are urged to read the accompanying Circular.

6. Lost Certificates

Option #1: If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

Option #2: Alternatively, Shareholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing Box E above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

7.  Form W-9 — U.S. Shareholders

In order to avoid “backup withholding” of United States income tax on payments made on the Common Shares, a Shareholder that is a U.S. holder (as defined below) must generally provide such Shareholder’s correct taxpayer identification number (“TIN”) on the IRS Form W-9 above and certify, under penalties of perjury, that such number is correct, that such Shareholder is not subject to backup withholding, and that such Shareholder is a U.S. person (including a U.S. resident alien). If the correct TIN is not provided or if any other information is not correctly provided, payments made with respect to the Common Shares may be subject to backup withholding of 24%. For the purposes of this Letter of Transmittal and Election Form, a “U.S. person”, for United States federal income tax purposes, is (a) a citizen or individual resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a United States person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia. A “U.S. holder” is a “U.S. person” that is a beneficial owner of Common Shares.

Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. A U.S. holder should consult its tax advisor as to the Shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

The TIN for an individual United States citizen or resident is the individual’s social security number.

If a U.S. holder has not been issued a TIN, the U.S. holder should apply for one following Part 1 instructions in the IRS Form W-9 and complete the form by writing “Applied For” in the space for the TIN in Part 1 of the IRS Form W-9. Such U.S. holder must also complete the Certificate of Awaiting Taxpayer Identification Number (enclosed) in order to avoid backup withholding. If a U.S. holder completes the Certificate of Awaiting Taxpayer Identification Number but does not provide a TIN to the Depositary within 60 days, such U.S. holder will be subject to backup withholding at a rate of 24% until a TIN is provided.

Failure to furnish TIN — If you fail to furnish your correct TIN, you are subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Non-U.S. holders receiving payments in the U.S. should return a completed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, a copy of which is available from the Depositary upon request or from the IRS website (www.irs.gov).

8. Currency of Payment

Subject to this paragraph, all cash payments will be denominated in U.S. dollars. However, a registered Shareholder can instead elect to receive payment in Canadian dollars by checking the appropriate box in Box “C” of this Letter of Transmittal and Election Form, in which case the Shareholder will have acknowledged and agreed that the exchange rate used will be the rate established by the Computershare Trust Company of Canada, in its capacity as foreign exchange service provider to the Depositary, on the date the funds are converted. All risk associated with any currency conversion from U.S. dollars to Canadian dollars, including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred in connection with the currency conversion are for the Shareholder’s sole account and will be at such Shareholder’s sole risk and expense, and none of MAG, Pan American, nor the Depositary or their affiliates are responsible for any such matters. Failure to make an election by the ELECTION DEADLINE will result in any cash payment under the arrangement being paid in UNITED STATES dollars.

9. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you-from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

100 University Avenue, 8th Floor, North Tower

Toronto, Ontario

M5J 2Y1

Or, after July 18, 2025:

320 Bay Street, 14th Floor

Toronto, Ontario

M5H 4A6

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Email

onlinedeposits@computershare.com

For Enquiries Only

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com